SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

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Routine announcements in the period from 7 January 2016 to 1 February 2016

01 February 2016	Total Voting Rights

13 January 2016	Notification of Directors’ Interests – Dividend reinvestment

08 January 2016	Notification of Directors’ Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

29 January 2016: Rate Filings Submitted for KEDNY and KEDLI
13 January 2016: Total Voting Rights
12 January 2016: Additional Listing National Grid plc Scrip Dividend